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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69269

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING ___01/01/2024___ AND ENDING ___12/31/2024___
                                              MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____Breakwater Group Distribution Services, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
350 Madison Avenue - 19th Floor
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dmitriy Rutitskiy	212-751-4422	drutitskiy@dfppartners.com
(Name)	(Area Code -- Telephone No.)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

151 West 42nd Street, 19th Floor	New York	NY	**10036**
(Address)	(City)	(State)	(Zip Code)

9/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dmitriy Rutitskiy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Breakwater Group Distribution Services, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 2025

Notary Public

Signature

FINOP / CFO
Title

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as* applicable.

Breakwater Group Distribution Services, LLC

(a limited liability company)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2024

Contents





RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
Breakwater Group Distribution Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Breakwater Group Distribution Services, LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2014.

New York, New York
February 27, 2025

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RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax, and consulting firms.
Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

Breakwater Group Distribution Services, LLC
(a limited liability company)
Statement of Financial Condition
As of December 31, 2024

Assets	
Cash	$ 1,192,048
Financial instruments owned, at fair value	479,134
Distributor fees receivable	363,422
Prepaid expenses	12,978
Total assets	$ 2,047,582
Liabilities and Member's Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 58,018
Due to affiliates	17,510
Total liabilities	75,528
Member's equity	1,972,054
Total liabilities and member's equity	$ 2,047,582

The accompanying notes are an integral part of this financial statement.

Breakwater Group Distribution Services, LLC
(a limited liability company)
Notes to the Financial Statement

Note 1. Organization

Breakwater Group Distribution Services, LLC (the "Company") was formed under the laws of the State of Delaware on March 20, 2013. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company earns its revenue from distribution fees.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to market shares of registered open-end and registered interval-type closed-end investment companies (RICs). The Company updated its Membership agreement with FINRA to reflect this in February 2021.

Note 2.   Significant Accounting Policies

Accounting Policies: The Company follows generally accepted accounting principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations and cash flows.

Cash: Cash consists of cash in banks, primarily held at one financial institution.

Segment Reporting: Beginning in 2024 annual reporting, the Company adopted Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07) that was issued by the Financial Accounting Standards Board (FASB). This new standard requires an enhanced disclosure of significant segment expenses on an annual and interim basis. For additional information, see Note 8 — Segment Reporting.

Financial Instruments Owned, at Fair Value: Financial instruments owned relates to trading activities in U.S. treasury notes. The Company records financial instruments owned at fair value. Gains and losses arising from financial instruments transactions are recorded net on a trade-date basis in Trading gains and losses, net the statement of operations.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for Income Taxes: The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2024, management has determined that there are no uncertain tax positions.

Breakwater Group Distribution Services, LLC
(a limited liability company)
Notes to the Financial Statement

Note 2.   Significant Accounting Policies (continued)

<u>Fair Value of Financial Instruments</u>: Fair value measurements are used to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures in accordance with ASC 820, Fair Value Measurement. Securities owned are recorded at fair value on a recurring basis. ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

<u>Credit Losses</u>: The Company has assets included in accounts receivable on the statements of financial condition that are in scope of Topic 326, however due to the short-term exposure, the expected credit loss is not material.

Breakwater Group Distribution Services, LLC
(a limited liability company)
Notes to the Financial Statement

Note 3.   Financial Instruments Owned, at Fair Value

a) Fair Value of Assets

As of December 31, 2024, the Company has the following assets held at fair value:

	Level 1	Level 2	Level 3	Total at fair value
Assets				
United States treasury notes	$ -	$ 479,134	$ -	$ 479,134
Total assets at fair value	$ -	$ 479,134	$ -	$ 479,134

b) Financial Assets and Liabilities not measured at Fair Value:

As of December 31, 2024, the Company's other financial assets and liabilities (consisting primarily of Cash; Distributor fees receivable; Accounts payable and accrued expenses are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, and/or bear interest at market rates.

Note 4.   Related Party Transactions

The Company paid a related entity under an administrative services agreement. The amount paid represents the Company's allocable share of rent, utilities and employee benefits as defined in the agreement. As of December 31, 2024, $17,510 is included in due to affiliates on the statement of financial condition, represents amounts due under this arrangement.

All of the Company's revenue is derived from accounts that are managed by the managing member. The fees receivable from this revenue at December 31, 2024 was $363,422.

Note 5.   Off-Balance Sheet Risk and Concentration of Risk

The Company, at times, maintains its cash balances in bank deposit accounts in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Note 6.   Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and aggregate indebtedness fluctuate on a daily basis; however, at December 31, 2024, the Company had net capital, as defined, of $1,595,654, which was $1,590,619 in excess of the required net capital of $5,035. The Company's net capital ratio was 0.05 to 1.

Note 7.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects risk of loss to be remote.

Breakwater Group Distribution Services, LLC
(a limited liability company)
Notes to the Financial Statement

Note 8.   Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, where the Company acts as a distributor of shares of registered investment company. The Company has identified its CEO and CCO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations and offices are located in the United States. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The measure of segment assets is reported on the statement of financial condition as total assets at December 31, 2024.

Note 9.   Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued. On February 25, 2025, subsequent to the balance sheet date of December 31, 2024, the Company made a capital distribution to its members in the amount of $1,500,000. There were no other subsequent events which require disclosure in the notes to the financial statement.